ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated September 9, 2010 (Relating to Preliminary Prospectus Supplement dated September 7, 2010)

Final Term Sheet Relating to
Mandatorily Exchangeable Notes Due September 15, 2013
(exchangeable for a maximum of 15,250,000 shares of common stock of GT Solar International, Inc.)

This term sheet relates to the Exchangeable Notes referenced above, and should be read together with the preliminary prospectus supplement dated September 7, 2010 (including the documents incorporated by reference therein) relating to the offering of the Exchangeable Notes before making a decision in connection with an investment in the Exchangeable Notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

General

Issuer:	UBS AG.

Underlying Stock:	Common stock of GT Solar International, Inc. (“GT Solar”)

Ticker/Exchange for Underlying Stock:	SOLR/The NASDAQ Global Select Market.

Price to the Public for the Underlying Stock issued in the Concurrent Offering:	$7.39 per share.

Trade Date:	September 10, 2010.

Issue Date:	September 15, 2010.

Sole Book-Running Manager and Underwriter:	UBS Securities LLC.

Exchangeable Notes Offering

Title of Securities:	Mandatorily Exchangeable Notes Due September 15, 2013 (the “Exchangeable Notes”).

Aggregate Principal Amount Offered:

$112,697,500 aggregate principal amount of Exchangeable Notes (exchangeable for a maximum of 15,250,000 shares of Underlying Stock), excluding the Underwriter’s option to purchase up to $16,627,500 of additional aggregate principal amount of Exchangeable Notes (exchangeable for a maximum of 2,250,000 shares of Underlying Stock).

Denomination:	$25.00 and integral multiples thereof.

Price to Public:	100% of the principal amount of the Exchangeable Notes, plus accrued interest, if any, from the issue date.

Underwriting Discount:	3.0% of the principal amount of the Exchangeable Notes (payable as a portion of the discount at which an affiliate of UBS AG purchased shares of Underlying Stock from the Selling Shareholder).

Net Proceeds:	The Issuer expects to receive approximately $112.7 million before expenses (or approximately $129.3 million if the Underwriter exercises in full its option to purchase additional Exchangeable Notes).

Maturity Date:

The notes will mature on September 15, 2013, subject to earlier exchanges or a holder requiring the Issuer to repurchase its Exchangeable Notes.  The Maturity Date may be extended under certain circumstances described in the preliminary prospectus supplement.

Ranking:

The Exchangeable Notes are solely the unsecured obligations of the Issuer and will rank equally with all of its other unsecured and unsubordinated debt, and are subject to the creditworthiness of the Issuer. The Exchangeable Notes are not principal protected.

Interest:	The Issuer will pay interest on Exchangeable Notes at a rate of 6.75% per annum.

Interest Payment Dates:	Interest will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing December 15, 2010.

Dividend-Linked Payments:

Subject to the exceptions described in the preliminary prospectus supplement, if GT Solar actually pays cash dividends on shares of the Underlying Stock, UBS AG will pay holders of record of the Exchangeable Notes, for each $25.00 aggregate principal amount of such Exchangeable Notes, an amount (the “Dividend-Linked Payment”) equal to the product of (i) the amount of such dividend per share of Underlying Stock, multiplied by (ii) the number of shares of Underlying Stock represented by such Exchangeable Notes at the Maximum Exchange Ratio, multiplied by (iii) the percentage of a share of Underlying Stock appropriate to delta hedge a share of Underlying Stock underlying an Exchangeable Note as of the ex-dividend date for such cash dividend.

Dividend-Linked Payment Dates:

Dividend-Linked Payments shall be paid to the holders of record of the Exchangeable Notes at the opening of business on the ex-dividend date for such cash dividend (the “Linked Payment Record Date”) no later than three business days after the date on which such dividends are actually paid to holders of shares of Underlying Stock (subject to the exception for dividend payments during the Settlement Averaging Period as described below).

Day Count Convention:	30/360.

Initial Price:	$7.39 per share of Underlying Stock (subject to adjustment as described in the preliminary prospectus supplement).

Threshold Appreciation Price:	$8.868 per share of Underlying Stock (subject to adjustment as described in the preliminary prospectus supplement).

Minimum Exchange Ratio:	2.8191 per $25.00 principal amount of Exchangeable Notes (subject to adjustment as described in the preliminary prospectus supplement).

Maximum Exchange Ratio:	3.3829 per $25.00 principal amount of Exchangeable Notes (subject to adjustment as described in the preliminary prospectus supplement).

Exchange:

On the Maturity Date, the Issuer will exchange each $25.00 principal amount of Exchangeable Notes for shares of Underlying Stock, cash, or a combination of cash and shares of Underlying Stock in an amount equal to the sum of the Daily Settlement Amounts for each of the 20 trading days in the 20 consecutive trading-day period commencing on the 23rd scheduled trading day immediately preceding the initial Maturity Date (subject to adjustment in the case of market disruption events), determined in the manner described in the preliminary prospectus supplement

Early Acceleration and Exchange	The Exchangeable Notes will be automatically accelerated and exchanged following certain Fundamental Reorganization Events or upon an event of default.

Adjustment to Shares Delivered Upon Exchange upon a Fundamental Reorganization Event:

The following table sets forth the numbers of additional shares of Underlying Stock to be delivered per $25.00 principal amount of Exchangeable Notes upon exchange upon a Fundamental Reorganization Event based upon hypothetical stock prices and effective dates.

Stock Price

Effective Date	$2.00	$4.00	$6.00	$7.39	$8.00	$9.00	$10.00	$12.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00

Sept. 15, 2010	2.2263	0.7570	0.2050	0.0000	0.1931	0.4151	0.3516	0.2643	0.1882	0.1230	0.0873	0.0634	0.0456	0.0317	0.0111

Sept. 15, 2011	1.5276	0.4964	0.0452	0.0000	0.0707	0.3055	0.2533	0.1851	0.1307	0.0878	0.0640	0.0473	0.0345	0.0243	0.0092

Sept. 15, 2012	0.7915	0.2733	0.0000	0.0000	0.0000	0.2083	0.1612	0.1071	0.0732	0.0505	0.0368	0.0268	0.0192	0.0134	0.0051

Sept. 15, 2013	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective date applicable to a fundamental reorganization event may not be set forth in the table above, in which case if the stock price is:

•                  between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by a straight-line interpolation between the number of make-whole share amounts set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365-day year;

•                  in excess of $50.00 per share (subject to adjustment as described in the preliminary prospectus supplement), then the make-whole share amount will be zero; and

•                  less than $2.00 per share (subject to adjustment as described in the preliminary prospectus supplement) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight-line interpolation, as described above, if the effective date is between two dates on the table.

Repurchase at Option of Holders

The holder of any Exchangeable Note, at its option, may require the Issuer to repurchase the Exchangeable Notes for cash at a price based on the average VWAP price of the Underlying Stock determined over an averaging period multiplied by the Minimum Exchange Ratio.

Concurrent Offering

Concurrently with this offering, the Selling Stockholder is offering 11,000,000 shares of Underlying Stock (plus up to an additional 1,650,000 shares of Underlying Stock pursuant to an over-allotment option) in an underwritten public offering in which UBS Securities LLC is acting as an Underwriter at an initial price to the public of $7.39 per share.

CUSIP Number:	90265K 205.

ISIN Number:	US90265K 2050.

Other Information

1.                                      The following information supplements and updates information contained in the preliminary prospectus supplement for the Exchangeable Notes and, where applicable, information contained in the preliminary prospectus supplement of GT Solar relating to the Underlying Stock that we attached for your convenience to the preliminary prospectus supplement for the Exchangeable Notes.

The number of shares to be sold by the Selling Stockholder in the Concurrent Offering will be 11,000,000 shares of GT Solar common stock, and the underwriters in that offering will have an option to purchase from the Selling Stockholder a maximum of 1,650,000 shares of GT Solar common stock to cover over-allotments.  The initial price to the public of the shares of GT Solar common stock to be sold in the Concurrent Offering will be $7.39 per share.

In connection with the issuance by the Issuer of its Exchangeable Notes, the Selling Stockholder will enter into an agreement to sell 14,000,000 shares of Underlying Stock to UBS Securities LLC, all of which will be deliverable on the Issue Date.  The Selling Stockholder will not enter into a forward purchase contract with UBS AG, London Branch.

UBS Securities LLC bought 72,217 shares of Underlying Stock on behalf of the underwriters of the Concurrent Offering at an average purchase price of $7.39 per share on September 9, 2010 in pre-stabilization activities.

2.                                      The information set forth in the preliminary prospectus supplement under the subheading “Risk Factors — The Amount of Cash Distributions Payable to Non-U.S. Holders of the Exchangeable Notes Will Be Reduced by Withholding Taxes” shall be replaced and revised as set forth below.

The Amount of Cash Distributions Payable to Non-U.S. Holders of the Exchangeable Notes May Be Reduced by Withholding Taxes

If you are a non-U.S. holder of the Exchangeable Notes, UBS AG will not withhold U.S. income tax at a rate of 30% on interest on the Exchangeable Notes only so long as you comply with applicable certification requirements for payments of U.S. source interest (generally, an IRS Form W-8BEN or similar form), even though UBS AG is not organized under the laws of the United States.  Moreover, UBS AG will withhold U.S. income tax at a rate of 30% on any Dividend-Linked Payments made with respect to the Exchangeable Notes.

You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

3.                                      The information set forth in the preliminary prospectus supplement under the subheading “Description of the Exchangeable Notes — Interest Payments” shall be replaced and revised as set forth below (and the descriptions of the payment of interest on the cover and under the subheading “Prospectus Supplement Summary — The Offering” should be similarly understood to be modified to reflect the revised description set forth below):

Interest Payments and Dividend-Linked Payments

Interest Payments

The Exchangeable Notes will bear interest at a rate of         % annually (or approximately $             annually per $25.00 principal amount of Exchangeable Notes).

UBS AG will pay interest on the Exchangeable Notes on every March 15, June 15, September 15 and December 15, commencing December 15, 2010, including on the Maturity Date, except that if the Maturity Date is extended beyond the initial Maturity Date (as described under “Description of the Exchangeable Notes — Mandatory Exchange and Delivery of Underlying Stock or Cash at Maturity”), UBS AG will pay the interest otherwise due on the initial Maturity Date on the Maturity Date as so extended.  Each payment of interest due on an interest payment date or on the Maturity Date, as the case may be, will include interest accrued from the last date to which interest has been paid or made available for payment, or from September 15, 2010 (the “issue date”), if none has previously been paid or made available for payment, to the relevant interest payment date. UBS AG will compute interest on the Exchangeable Notes on the basis of a 360-day year of twelve 30-day months.  If the Maturity Date is extended beyond the initial Maturity Date, interest will cease to accrue on the initial Maturity Date.

UBS AG will pay the interest to the investor in whose name the Exchangeable Notes are registered at the close of business on the regular record date relating to the interest payment date, provided that the interest payable on the Maturity Date will be payable to the person to whom delivery of the maturity payment is due. Exchangeable Notes surrendered for exchange by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that will be payable on such Exchangeable Notes on such interest payment date. The regular record date relating to an interest payment date will be the March 1, June 1, September 1 and December 1 immediately preceding the relevant interest payment date.

For the purpose of determining the investor at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on the immediately preceding business day.

Dividend-Linked Payments

If GT Solar actually pays cash dividends on the Underlying Stock, UBS AG will pay holders of record of the Exchangeable Notes, for each $25.00 aggregate principal amount of such Exchangeable Notes, an amount (the “Dividend-Linked Payment”) equal to the product of (i) the amount of such dividend per share of Underlying Stock, multiplied by (ii) the number of shares of Underlying Stock represented by such Exchangeable Notes at the Maximum Exchange Ratio, multiplied by (iii) the percentage of a share of Underlying Stock appropriate to delta hedge a share of Underlying Stock underlying an Exchangeable Note, as determined by the Calculation Agent in its reasonable discretion using the Black-Scholes pricing formula (the “Hedge Percentage”), determined as of the ex-dividend date for the applicable dividend.  Dividend-Linked Payments shall be paid to the holders in whose name the Exchangeable Notes are registered at the opening of business on such ex-dividend date (the “Linked Payment Record Date”) no later than three business days after the date on which such dividends are actually paid to holders of shares of Underlying Stock (subject to the exception for dividend payments during the Settlement Averaging Period as described below).  Dividend-Linked Payments, adjusted as described below if a Linked Payment Record Date falls during the Settlement Averaging Period (as defined below), will be made through the Maturity Date.

Cash dividends paid by GT Solar in respect of a record date for the Underlying Stock that was before the Exchangeable Notes were first issued will not be taken into account in calculating any Dividend-Linked Payments due on the Exchangeable Notes.  If the record date for the payment of a cash dividend on the Underlying Stock is after the issue date of the Exchangeable Notes and the record date for payment of the dividend is before the Maturity Date, UBS AG will take that dividend into account in calculating Dividend-Linked Payments due on the Exchangeable Notes, even if GT Solar does not pay that cash dividend prior to the Maturity Date.

If the ex-dividend date for a dividend payment on the Underlying Stock occurs during the Settlement Averaging Period, then the Dividend-Linked Payment that UBS AG will pay investors in relation to such dividend (which shall be in addition to the amount of any Dividend-Linked Payment payable in respect of any other dividend actually paid) with respect to each $25.00 principal amount of Exchangeable Notes will equal the sum of:

(a)        the product of (i) the sum of (A) for all trading days in the Settlement Averaging Period prior to the related ex-dividend date for which UBS AG has delivered Underlying Stock, the Daily Settlement Amount for such trading day, plus (B) for all trading days in the Settlement Averaging Period prior to the related ex-dividend date for which UBS AG has exercised the option to pay cash instead of delivering Underlying Stock, zero, and (ii) the total amount of such dividend per share of Underlying Stock, plus

(b)       the product of (i) 0.05 times the number of trading days remaining in the Settlement Averaging Period beginning on and including the ex-dividend date; and (ii) the amount of Dividend-Linked Payments that UBS AG would otherwise be required to pay investors under second bullet above in respect of such dividend, with the Hedge Percentage adjusted as the Calculation Agent determines appropriate to account for the number of days for which a Daily Settlement Amount has not yet been determined.

General

If an interest payment date, a date on which a Dividend-Linked Payment is to be made or the Maturity Date falls on a day that is not a business day (as defined below), the payment to be made on that date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, date on which a Dividend-Linked Payment is to be made or the Maturity Date, as the case may be, and no further interest will accrue on such amount to be as a result of such delayed payment.

5.                                      Certain information set forth in the preliminary prospectus supplement under the heading “Certain United States Federal Income Tax Considerations” shall be replaced and revised as set forth below (and the description of the tax treatment of the Exchangeable Notes under the subheading “Prospectus Supplement Summary — The Offering” should be similarly understood to be modified to reflect the revised description set forth below):

(A)                              The third paragraph under the heading “Certain United States Federal Income Tax Considerations” shall be replaced with the following text:

This summary is based on the U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis.  This summary applies only to investors that will hold the Exchangeable Notes as capital assets, and that purchase their Exchangeable Notes in their initial offering.  This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as dealers in securities or foreign currencies, traders in securities or commodities electing to mark to market, financial institutions, insurance companies, tax-exempt organizations, partnerships or partners therein, persons that actually or constructively own 10 percent or more of the total combined voting power of all classes of UBS AG entitled to vote, persons that will hold the Exchangeable Notes as a position in a “straddle” for tax purposes or as a part of a “synthetic security,” “conversion transaction,” “hedge,” or other integrated investment comprised of a Exchangeable Notes and one or more other investments, or persons that have a functional currency other than the U.S. dollar.  In addition, this summary does not address tax considerations applicable to persons that engage in transactions relating to the Underlying Stock other than the purchase of the Exchangeable Notes.

(B)                              The two paragraphs under the subheading “Certain United States Federal Income Tax Considerations—US Holders” (including such subheading) shall be replaced with the following text:

Treatment of the Exchangeable Notes

Pursuant to the terms of the indenture, UBS AG and you will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Exchangeable Notes for all tax purposes as a forward purchase contract to purchase Underlying Stock at the time that we deliver Underlying Stock to you (or to the trustee for your benefit) (the “delivery date”), and a cash deposit.  Pursuant to this characterization:

•                  at the time of issuance of the Exchangeable Notes you will be deemed to have deposited irrevocably with us a fixed amount of cash equal to the purchase price of the Exchangeable Notes to assure the fulfillment of your purchase obligation described below, which deposit will unconditionally and irrevocably be applied on the delivery date to satisfy such obligation;

•                  we will be obligated to pay a return on such deposit at a rate equal to the fixed rate of interest on the Exchangeable Notes as compensation to you for our use of such cash deposit during the term of the Exchangeable Notes (the “Coupon”);

•                  if cash dividends are paid on the Underlying Stock, we will be obligated to pay to you additional amounts determined by reference to such dividends under the forward contract (the “Dividend-Linked Payments”); and

•                  on the delivery date such cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you (or to the trustee on your behalf) the number of shares of Underlying Stock that you are entitled to receive at that time pursuant to the terms of the Exchangeable Notes (subject to our right to deliver cash in lieu of Underlying Stock).  (You should note that cash proceeds of this offering will not be segregated by us during the term of the Exchangeable Notes, but instead will be commingled with our other assets and applied in a manner consistent with the “Use of Proceeds” discussion on page 10 in the prospectus.)

U.S. Holders

Consistent with the above characterization, amounts paid to us in respect of the original issue of an Exchangeable Note will be treated as allocable in their entirety to the amount of the cash deposit attributable to such Exchangeable Note and the Coupon will be characterized as interest payable on the amount of such deposit, includible annually in your income in accordance with your method of accounting.  A Dividend-Linked Payment, if any, will be characterized as ordinary income payable on the forward contract, includible annually in your income in accordance with your method of accounting.  Although the amount of the Dividend-Linked Payments are determined by reference to dividends on Underlying Stock, they will not be eligible for the lower rate of tax applicable to certain dividends received by individuals or the dividends received deduction.

(C)                             The second paragraph under the subheading “Certain United States Federal Income Tax Considerations—Non-US Holders” shall be replaced with the following text:

UBS AG believes that cash distributions made with respect to the Exchangeable Notes will be U.S. source payments and intends to treat them as such; consequently, if you are a non-U.S. Holder, (1) the Coupon should not be subject to U.S. withholding tax, provided that you comply with applicable certification requirements (generally, an IRS Form W-8BEN or similar form), and (2) UBS AG will withhold U.S. income tax at a rate of 30% on payments of the Dividend-Linked Payment, if any.  With respect to the Dividend-Linked Payment, it may be possible to reduce this rate of tax with respect to some or all of such distributions under a U.S. income tax treaty or, if the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and the non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or suitable substitute or successor form).  If you are eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering of the securities to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying base prospectus if you request it by calling toll-free (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.